SAFE PRO GROUP INC.

18305 Biscayne Blvd. Suite 222

Aventura, Florida 33160

December 3, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:	SAFE PRO GROUP INC.
Registration Statement on Form S-3
File No. 333-290844

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Safe Pro Group Inc. (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 P.M. (Eastern Time) on December 5, 2025, or as soon thereafter as possible on such date.

Very truly yours,

Safe Pro Group, Inc.

/s/ Daniyel Erdberg
Name:	Daniyel Erdberg
Title:	Chief Executive Officer